BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

September 3, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:            John Stickel

Re:	BGC Partners, Inc. — Registration Statement on Form S-4
(File No. 333-248472) (the “Registration Statement”)

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Partners, Inc. hereby requests acceleration of the effective date of the Registration Statement so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on September 8, 2020, or as soon as practicable thereafter.

Please contact Jeffrey A. Letalien at (212) 309-6767 or Leland S. Benton at (202) 739-5091 of Morgan, Lewis & Bockius LLP with any questions you may have concerning this request. In addition, please notify Mr. Letalien or Mr. Benton when this request for acceleration has been granted.

BGC PARTNERS, INC.

By:	/s/ Steven Bisgay
	Name:	Steven Bisgay
	Title:	Executive Vice President and Chief
Financial Officer

cc:	Jeffrey A. Letalien (Morgan, Lewis & Bockius LLP)
Leland S. Benton (Morgan, Lewis & Bockius LLP)

[Acceleration request for Form S-4 respecting Exchange Offer of 4.375% Senior Notes due 2025]